13012334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8-51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OAK GROVE INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 S. WALNUT STREET
(No. and Street)

ROCHESTER (City) ILLINOIS (State) 62563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK PETTYJOHN 217-498-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK, SCHAFER & PUNKE, LLP
(Name – *if individual, state last, first, middle name*)

600 EAST ADAMS (Address) SPRINGFIELD (City) ILLINOIS (State) 62701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OAK GROVE INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARGARET BERGSCHNEIDER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/08/14

Signature

PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012 and 2011

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012 and 2011

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

To the Board of Directors
Oak Grove Investment Services, Inc.
Rochester, Illinois

We have audited the accompanying statements of financial condition of Oak Grove Investment Services, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 25, 2013

Oak Grove Investment Services, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31

		2012		2011
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	31,759	$	5,486
Investment		5,998		5,998
Accounts receivable		6,655		7,958
Other		578		1,042
Total current assets		44,990		20,484
PROPERTY AND EQUIPMENT, less accumulated depreciation of $ 3,808 in 2012 and $ 3,753 in 2011		28		83
Total assets	$	45,018	$	20,567
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	6,124	$	6,127
Accrued income taxes		939		-
Total current liabilities		7,063		6,127
STOCKHOLDER'S EQUITY				
Common stock - 1,000,000 shares, no par value authorized, issued and outstanding		1,000		1,000
Additional paid-in capital		16,050		16,050
Retained earnings		20,905		(2,610)
Total stockholder's equity		37,955		14,440
Total liabilities and stockholder's equity	$	45,018	$	20,567

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF INCOME

Year Ended December 31

	2012	2011
REVENUE		
Commission income	$ 233,920	$ 158,017
Registration and license fees	1,305	2,095
Sale of accounts	10,850	-
Interest income	30	1
Total revenue	246,105	160,113
EXPENSES		
Commissions	177,012	114,671
Rent	9,362	12,373
Management fee	6,000	3,000
Consulting fees	9,389	8,400
Licensing	3,435	4,757
Legal and accounting	4,280	4,775
Membership	1,670	1,615
Contract labor	2,400	4,800
Insurance bond	1,238	425
Health and life insurance	307	307
Bank charges	543	548
Depreciation	55	55
Advertising	5,417	-
Miscellaneous	543	1,366
Total expenses	221,651	157,092
Net income before income taxes	24,454	3,021
Federal income taxes	939	-
NET INCOME	$ 23,515	$ 3,021

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance (deficit) at December 31, 2010	$ 1,000	$ 12,050	$ (5,631)	$ 7,419
Capital contribution	-	4,000	-	4,000
Net income for the year	-	-	3,021	3,021
Balance (deficit) at December 31, 2011	1,000	16,050	(2,610)	14,440
Net income for the year	-	-	23,515	23,515
Balance at December 31, 2012	$ 1,000	$ 16,050	$ 20,905	$ 37,955

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CASH FLOWS

Year Ended December 31

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 23,515	$ 3,021
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	55	55
Changes in certain assets and liabilities		
Accounts receivable	1,303	(6,043)
Other current assets	464	(1,042)
Accounts payable and accrued expenses	(3)	2,907
Investment	-	(2)
Accrued rent liability	-	(1,800)
Accrued income taxes	939	-
Net cash flows from operating activities	26,273	(2,904)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's capital contribution	-	4,000
Net cash flows from financing activities	-	4,000
CHANGE IN CASH AND CASH EQUIVALENTS	26,273	1,096
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,486	4,390
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 31,759	$ 5,486

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Oak Grove Investment Services, Inc. (the Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Property and Equipment

Fixed assets are stated at cost. Depreciation is computed using accelerated methods. The useful lives used are 5 to 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

5. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

6. Revenue Recognition

Commission income is recorded when all significant services related to the sale of the securities or financial products have been performed by the broker-dealer.

NOTE B - INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2013. The rate of interest is .4%. The certificate is carried at its net liquidation value.

NOTE C - INCOME TAXES

The Company prepares its tax returns on the cash basis of accounting. For 2012 and 2011, the Company had a provision for Federal income tax of $ 939 and $ -0-, respectively. There was no Illinois income tax for either year. The Illinois income tax for 2012 was offset by an Illinois NLD carryover from prior years.

Oak Grove Investment Services, Inc. follows accounting principles generally accepted in the United States of America related to the accounting for uncertainty in income taxes which sets a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Tax positions for the open tax years as of December 31, 2012 were reviewed, and it was determined that no provision for uncertain tax positions is required. The Company's income tax returns for years subsequent to 2008 are open, by statute, for review by authorities.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 5,000 at December 31, 2009. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $ 41,127 and $ 14,357 which was $ 36,127 and $ 9,357, respectively, in excess of its required net capital of $ 5,000.

NOTE E - RELATED PARTY TRANSACTIONS

The Company leases office space from the Pettyjohn Family Trust at the rate of $ 600 per month. The terms of the lease have been agreed to be extended on a month-to-month basis.

NOTE E - RELATED PARTY TRANSACTIONS - Continued

The Company pays a monthly management fee of $ 500 to Acorn Service Group, Inc. Fees totaled $ 6,000 and $ 3,000 for the years ended December 31, 2012 and 2011, respectively. Expenses covered by the management fee include: office space, staff, utilities, supplies, equipment, and management of the Company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc. Acorn Service Group, Inc. agreed to forgo receipt of the management fees for the period from April 1, 2010 through June 30, 2011.

NOTE F - CONSIDERATION OF SUBSEQUENT EVENTS

The Company assessed events that have occurred subsequent to December 31, 2012 through February 25, 2013, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE G - MANAGEMENT'S PLAN FOR ONGOING OPERATIONS

Management has other entities and intends to support the NASD registered broker-dealer through these entities to the extent necessary to keep the Company adequately capitalized.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
Oak Grove Investments, Inc.
Rochester, Illinois

We have audited the financial statements of Oak Grove Investment Services, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 25, 2013, which contained an unqualified opinion on those financial statements. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of net capital presented on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 25, 2013

Oak Grove Investment Services, Inc.

SCHEDULES OF NET CAPITAL

Year Ended December 31

	2012	2011
Allowable assets	$ 44,990	$ 20,484
Total liabilities	7,063	6,127
Net capital per audit report accrual basis	$ 37,927	$ 14,357
Net capital per December 31 FOCUS Report	$ 40,823	$ 13,507

OAK GROVE INVESTMENT SERVICES, INC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

December 31, 2012

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

To the Board of Directors
Oak Grove Investment Services, Inc.
Rochester, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Oak Grove Investment Services, Inc. (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debt) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first paragraph of this letter and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We believe the following deficiency to be a significant deficiency. Our recommendation regarding this matter is discussed below.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only one person records all cash and security transactions and does the bookkeeping for the Company. This weakness is somewhat mitigated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 25, 2013